MFS® INVESTMENT MANAGEMENT

111 Huntington Avenue, Boston, Massachusetts 02199

Phone 617-954-5000

September 26, 2024

VIA EDGAR (as Correspondence)

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE: Pre-Effective Amendment No. 1 to Registration Statement on Form N-1A for MFS Active Exchange Traded Funds Trust (the "Trust") on behalf of MFS Active Core Plus Bond ETF, MFS Active Growth ETF, MFS Active Intermediate Muni Bond Fund ETF, MFS Active International ETF, and MFS Active Value ETF (each a “Fund” and collectively the "Funds") (File Nos. 333-278691 and 811-23953)

Ladies and Gentlemen:

 On July 30, 2024, the Trust filed the above-referenced Pre-Effective Amendment (the "PEA") for the purpose of incorporating edits to the Registration Statement in response to comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “SEC”) in a letter dated May 14, 2024 (the “Letter”) and making certain other updates to the Registration Statement.

On August 5, 2024, the SEC provided follow-up comments via telephone regarding the above-referenced PEA. On behalf of the Trust, this supplemental letter sets forth our responses to the SEC’s follow-up comments. Any term that is used, but not defined, in this letter retains the same meaning as used by MFS in the Registration Statement.

 We are concurrently filing a second pre-effective amendment to the Registration Statement pursuant to Rule 472 under the Securities Act of 1933 incorporating disclosure changes in response to the comments provided by the SEC in the telephone call and making certain other updates to the Registration Statement.

1. Comment: With respect to your response to Comment No. 5 from the Letter, please include additional information regarding the criteria used to define emerging market countries. In addition, please confirm that the geographic regions included in the new Item 9 disclosure providing examples of where emerging markets are located require any further qualifications or clarifications. For example, are Saudi Arabia and South Korea considered emerging markets by the Funds?

Securities and Exchange Commission

September 26, 2024

 Response: The disclosure added to the “Principal Investment Strategies” – Statutory Section in the prospectuses for the MFS Active Core Plus Bond ETF and the MFS Active International ETF in response to Comment No. 5 from the Letter has been revised as follows:

Principal Investment Strategies - Statutory Section:

Emerging markets are countries determined to have emerging market economies based on factors that demonstrate the country's financial and capital markets are in the development phase, including, but not limited to, whether a particular country has a low- to middle-income economy according to the International Bank for Reconstruction and Development (the World Bank), the country’s designation by the International Monetary Fund as an emerging market, or the country's inclusion in an emerging market index.  Emerging market countries include countries located in Latin America, Asia, Africa, the Middle East, and developing countries of Europe, primarily Eastern Europe.

  The countries classified as emerging markets by the Fund may vary over time. In the example provided by the Staff, the Fund currently considers both Saudi Arabia and South Korea to be emerging markets.

2. Comment: With respect to your response to Comment No. 19 from the Letter, please remove the word “explicitly” from the proposed disclosure.

Response: The word “explicitly” has been removed from the referenced disclosure.

3. Comment: With respect to all of the Funds, please include the information required by Item 10(a)(2) of Form N-1A to the extent necessary regarding the role of each individual on the portfolio management team. For example, provide a description of any limitations on the individual’s role and the relationship between the individual’s role and the roles of other individuals who have responsibility for the day-to-day management of the Fund’s portfolio.

 Response: The individuals identified in the “Management of the Fund – Portfolio Manager(s)” section of each Fund’s prospectus are jointly and

Securities and Exchange Commission

September 26, 2024

  primarily responsible for the day-to-day management of the Fund’s portfolio. We believe the current disclosure is consistent with the requirements of Item 10(a)(2) of Form N-1A. With respect to the individuals with a primary role described as “Portfolio Manager,” there are no limitations on the role of the portfolio manager in managing a Fund. For other portfolio managers, the prospectus discloses the specific role an individual will have in managing a Fund. For example, the prospectus for each of the MFS Active International ETF, the MFS Active Growth ETF and the MFS Active Value ETF (the “Equity ETFs”) discloses the Institutional Portfolio Managers’ primary responsibility of facilitating the process for creating and redeeming Creation Units of a Fund, which is an investment management function. In addition, the prospectus for the MFS Active International ETF identifies the portfolio manager primarily responsible for utilizing quantitative models in managing the Fund, as described in the “Principal Investment Strategies” sections.

4. Comment: With respect to the MFS Active Growth ETF, MFS Active International ETF, and MFS Active Value ETF, please confirm that disclosing the Institutional Portfolio Managers is appropriate and consistent with the requirements of Item 10(a)(2) of Form N-1A.

Response: We believe it is appropriate to disclose the individuals identified as Institutional Portfolio Managers in the “Portfolio Managers” sections of the prospectus given their on-going role in the creation and redemption process for the Equity ETFs. As required by Item 10(a)(2) of Form N-1A, the disclosure following the “Portfolio Managers” table in the “Management of the Fund” section provides shareholders with a description of the specific roles of the Institutional Portfolio Managers in managing the Equity ETFs.

5. Comment: For the MFS Active Growth ETF, the Institutional Portfolio Manager disclosed in the Prospectus joined the investment area of MFS in 2022. Please expand the disclosure to cover the individual’s business experience over the past five years as required by Item 10(a)(2) of Form N-1A.

 Response: The applicable biographical information has been revised to include the Institutional Portfolio Manager’s business experience over the past 5 business years prior to joining MFS in 2022.

Securities and Exchange Commission

September 26, 2024

6. Comment: For the MFS International Equity ETF, in the Item 9 “Principal Investment Strategies” disclosure, please clarify the use of the word “fundamental” in the last sentence of the paragraph discussing security selection.

Response: The disclosure referenced above has been revised as follows to clarify that it pertains to the portfolio managers of the Fund responsible for selection investments for the Fund based on fundamental investment analysis:

In managing the fund, MFS also utilizes quantitative models that evaluate factors such as issuer, industry and sector weightings, geographic weightings, market capitalization, volatility, tracking error, and other factors to assist the portfolio management team ~~fundamental portfolio managers~~ in the portfolio construction and security selection process.

7. Comment: The Staff is re-issuing Comment Nos. 21, 22, 23, 24, and 25 from the Letter and requests that these comments be accepted.

Response: Comments 21 through 25 from the Staff’s initial Comment Letter have been re-stated below, along with our responses.

Comment 21: Description of Shares, Voting Rights, and Liabilities, SAI page 24

  Please disclose in each prospectus what you state in the third to last paragraph, i.e. that “[t]he Trust’s Declaration of Trust provides that shareholders may not bring suit on behalf of the Fund without first requesting that the Board bring such suit unless there would be irreparable injury to the Fund or if a majority of the Board (or a majority of the Board on any committee established to consider the merits of such action) have a personal financial interest in the action.” Please also disclose here and in each prospectus that the provision does not apply to claims arising under the federal securities laws.

Response: The following disclosure has been added to each Fund’s prospectus in the “Other Information” section under a new sub-section entitled “Derivative Actions and Forum Selection”:

The Trust’s Declaration of Trust provides that shareholders may not bring suit on behalf of the fund without first

Securities and Exchange Commission

September 26, 2024

requesting that the Board of Trustees bring such suit unless there would be irreparable injury to the fund or if a majority of the Board of Trustees (or a majority of the Board on any committee established to consider the merits of such action) have a personal financial interest in the action. This provision of the Declaration of Trust does not apply to claims arising under federal securities laws. Trustees of the trust are not considered to have a personal financial interest by virtue of being compensated for their services as Trustees of the trust or as trustees of MFS funds with the same or an affiliated investment adviser or distributor.”

Comment 22: Description of Shares, Voting Rights, and Liabilities, SAI page 24

  Please disclose in each prospectus the forum location requirement described in the last paragraph of this section, as well as the risk of the requirement, i.e., that shareholders may have to bring suit in an inconvenient forum.

Response: The following disclosure has been added to each Fund’s prospectus in the “Other Information” section under a new sub-section entitled “Derivative Actions and Forum Selection”:

Under the Trust's By-Laws and Declaration of Trust, any claims asserted against or on behalf of the fund, including claims against Trustees and Officers, must be brought in state and federal courts located within the Commonwealth of Massachusetts. The designation of exclusive forum may make it more expensive for a shareholder to bring a suit and may limit a shareholder's ability to litigate a claim in a jurisdiction or forum that may be more convenient or favorable to the shareholder.

Comment 23: Investment Restrictions

  Please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

Securities and Exchange Commission

September 26, 2024

Response: As noted in our initial response, MFS is not aware of any SEC requirement to look through to underlying funds when monitoring a fund’s industry concentration limit. We note that investing in underlying investment companies is not a principal investment strategy of the Funds, and any such investments will be subject to the statutory limitations of Section 12(d)(3) of the 1940 Act. In addition, the Funds do not intend to invest in underlying funds that have a policy of concentrating their investments in a particular industry or group of industries. In response to the above comment, the following clarifying language will be added to the explanatory disclosure following the Investment Restrictions:

For purposes of fundamental investment restriction No. 6, investments in underlying investment companies are not considered part of any industry or group of industries, but the Fund will consider the stated industry concentration policies of underlying investment companies, to the extent they are known to the Fund, when making investments.

Comment 24: Investment Restrictions

  The concentration policy does not discuss the trust's policy with reference to groups of industries per Section 8(b)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Item 16(c)(1)(iv) of Form N-1A. Please revise to do so.

Response: In response to the above comment, the following language will be added to explanatory disclosure following the Investment Restrictions:

For purposes of fundamental investment restriction No. 6, MFS uses a customized set of industry groups for classifying securities based on classifications developed by third party providers, and the restriction on investments in “securities of issuers whose principal business activities are in the same industry” includes investments in securities of issuers whose principal business activities are in a particular industry or group of industries as set forth in such classification system.

  As noted in our initial response, no Fund has a policy to concentrate its investments in any particular industry or group of industries.

Securities and Exchange Commission

September 26, 2024

Comment 25: Investment Restrictions

  Please note that with respect to the MFS Active Intermediate Muni Bond ETF, the Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policies.

Response:  The Trust confirms that, with respect to the MFS Active Intermediate Muni Bond ETF, it intends to look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investment should be allocated when determining the Fund’s compliance with its concentration policy.

8. Comment: The Staff will need to review the legal opinion and amended by-laws before declaring the registration statement effective.

Response: The Trust confirms that the exhibits to the Registration Statement referenced above will be filed via pre-effective amendment prior to requesting that the SEC declare the Registration Statement effective.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

/S/ BRIAN E. LANGENFELD

Brian E. Langenfeld

Vice President and Managing Counsel

MFS Investment Management